2010

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

The consolidated financial statements of Perpetual Energy Inc. ("Perpetual") are the responsibility of Management and have been approved by the Board of Directors of Perpetual. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management's Discussion and Analysis which is based on Perpetual's financial results prepared in accordance with Canadian GAAP. It compares Perpetual's financial performance in 2010 to 2009 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over Perpetual's financial reporting. Management believes that the system of internal controls that have been designed and maintained at Perpetual provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management's communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2009 and 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management's Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors' Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the shareholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, Perpetual's financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ Susan L. Riddell Rose Susan L. Riddell Rose	/s/ Cameron R. Sebastian Cameron R. Sebastian
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer
March 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited Perpetual Energy Inc.'s ("the Company") internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited the accompanying consolidated financial statements of Perpetual Energy Inc. ("the Company") and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010, and 2009, the consolidated statements of earnings (loss) and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2010, and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matters

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.4 entitled "Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011 expressed an unmodified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 15, 2011

Perpetual Energy Inc.

Consolidated Balance Sheets

As at	December 31, 2010	December 31, 2009
($ thousands)

Assets
Current assets
Accounts receivable	$ 35,459	$ 34,079
Prepaids and deposits	5,028	12,910
Marketable securities (note 2)	6,007	163
Financial instruments (note 12)	4,271	46,152
	50,765	93,304

Property, plant and equipment (notes 3 and 4)	954,750	921,705
Goodwill	29,129	29,129
Financial instruments (note 12)	3,562	21,167
	1,038, 206	1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	73,979	41,722
Dividends payable	4,449	6,311
Option plan liability (note 10)	803	-
Bank debt (note 6)	-	7,569
Convertible debentures (note 7)	-	55,271
	79,231	110,873

Long term bank debt (note 6)	182,612	262,393
Gas over bitumen royalty adjustments (note 15)	70,497	77,167
Asset retirement obligations (note 11)	199,191	194,588
Convertible debentures (note 7)	219,689	164,926
Gas storage arrangement (note 8)	31,721	-
Future income taxes (note 14)	2,122	-

Shareholders' equity
Non-controlling interest (note 5)	-	1,479
Shareholders' capital (note 9)	1,257,480	1,156,245
Equity component of convertible debentures (note 7)	15,836	10,844
Contributed surplus (note 10)	19,131	19,470
Deficit	(1,039,304)	(932,680)
	253,143	255,358
	$ 1,038,206	$ 1,065,305
See accompanying notes Basis of presentation: note 1 Commitments and contingencies: notes 12, 13 and 15

/s/ Robert A. Maitland Robert A. Maitland	/s/ Geoffrey C. Merritt Geoffrey C. Merritt
Director	Director

Perpetual Energy Inc.

Consolidated Statements of Earnings (Loss) and Deficit

	Year Ended December 31
	2010	2009
($ thousands except per share amounts)
Revenue
Oil and natural gas	$ 260,217	$ 246,243
Royalties	(22,131)	(17,372)
Realized gain on financial instruments (note 12)	155,025	166,340
Unrealized gain (loss) on financial instruments (note 12)	(63,215)	7,837
Call option premiums received (note 12)	1,851	5,740
Gas over bitumen revenue (note 15)	15,616	2,712
	347,363	411,500

Expenses
Operating	91,161	105,092
Transportation costs	11,888	11,684
Exploration expenses	19,160	21,838
General and administrative (note 10)	36,250	39,615
Interest	12,460	11,920
Interest on convertible debentures	19,492	18,243
Unrealized (gain) loss on marketable securities (note 2)	1,257	(36)
Unrealized gain on gas storage arrangement (notes 8 and 12)	(3,729)	-
Gain on sale of property, plant and equipment (note 3)	(37,727)	(8,471)
Depletion, depreciation and accretion	223,575	197,690
	373,787	397,575
Earnings (loss) before income taxes	(26,424)	13,925
Future income tax expense (note 14)	2,122	371
Current taxes	-	-
	2,122	371
Net earnings (loss)	(28,546)	13,554

Net earnings (loss) attributable to (notes 1(o) and 5):
Shareholders of the Corporation	(27,996)	14,393
Non-controlling interest (note 5)	(550)	(839)
Net earnings (loss)	(28,546)	13,554
Deficit, beginning of year	(932,680)	(871,235)
Net earnings (loss) attributable to Shareholders	(27,996)	14,393
Dividends declared	(78,628)	(75,838)
Deficit, end of year	(1,039,304)	(932,680)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of the year	$ (1,039,304)	$ (932,680)

Earnings (loss) per Share (note 9(c))
Basic & Diluted	$(0.20)	$0.11

Dividends per Share	$0.56	$0.64

See accompanying notes

Perpetual Energy Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2010	2009

Cash provided by (used for) $ thousands
Operating activities
Net earnings (loss)	$ (28,546)	$ 13,554
Items not involving cash
Depletion, depreciation and accretion	223,575	197,690
Share-based compensation	1,870	7,481
Unrealized loss (gain) on financial instruments	63,215	(7,837)
Unrealized loss (gain) on marketable securities	1,257	(36)
Unrealized gain on gas storage arrangement	(3,729)	-
Gain on sale of property, plant and equipment	(37,727)	(8,471)
Future income tax expense	2,122	371
Non-cash exploration expense	10,691	11,289
Non-cash interest expense	3,720	3,242
Gas over bitumen royalty adjustments	10,454	7,662
Gas over bitumen revenue adjustments on dispositions	(13,767)	-
Gas over bitumen royalty adjustments not yet received (note 15)	(3,357)	(5,138)
Expenditures on asset retirement obligations	(4,880)	(3,715)
Change in non-cash working capital	15,228	12,260
Cash flow provided by operating activities	240,126	228,352

Financing activities
Issue of common shares	58,021	1,178
Share issue costs	(3,457)	-

Dividends to Shareholders	(35,309)	(62,294)
Change in bank debt	(87,351)	(69,291)
Repayment of convertible debentures	(55,271)	(5,866)
Gas storage arrangement receipt net of issue fees	31,150	-
Convertible debenture issue	60,000	-
Convertible debenture issue fees	(2,927)	(1,036)
Severo Common Share issue	549	-
Change in non-cash working capital	2,107	(7,707)
	(32,488)	(145,016)

	207,638	83,336

Investing activities
Acquisition of properties and corporate assets	(19,344)	(18,532)
Acquisition of Edson (note 4)	(123,268)	-
Acquisition of Profound	-	(27,089)
Exploration and development expenditures	(168,759)	(61,769)
Proceeds on sale of property and equipment	84,169	26,580
Change in non-cash working capital	19,564	(2,526)
	(207,638)	(83,336)

Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -

Interest paid	$ 25,278	$ 22,454
Taxes paid	-	-

See accompanying notes

PERPETUAL ENERGY INC.

Notes to Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

On June 30, 2010, Paramount Energy Trust (the "Trust") completed its previously announced conversion (the "Conversion") from an income trust to a corporation through a distribution of trust units for shares of Perpetual Energy Inc. ("Perpetual" or "the Corporation") on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual's Board of Directors and management team are the former Board of Directors and management team of the Trust's administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. References to Perpetual in these financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to the Corporation. Additionally, references to shares, shareholders and dividends are comparable to units, unitholders and distributions previously under the Trust.

The conversion was accounted for as a continuity of interests. Transaction costs related to the conversion were expensed as incurred.

These year-end consolidated financial statements of Perpetual Energy Inc. ("Perpetual" or "the Corporation") have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles ("GAAP").

a)

Principles of consolidation  The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned.

b)

Petroleum and natural gas operations  Perpetual follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, Perpetual capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. Unproved properties are carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying value in excess of fair value charged to earnings. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value.  The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Corporation are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

The Corporation's corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from ten percent to 33 percent.

c)

Asset retirement obligations  The Corporation recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows, credit adjusted risk-free rate or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO, with a corresponding increase/decrease in the carrying amount of property, plant and equipment.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Corporation's earnings in the period in which the settlement occurs.

d)

Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)

Financial instruments   A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost (see note 12).

      The Corporation uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The Corporation has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Corporation considers all commodity contracts to be effective economic hedges. The fair values, taking credit risk into consideration, of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Corporation's balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in Perpetual's statement of earnings.

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

The Corporation measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. The Corporation continuously evaluates all new material contracts for existence of embedded derivatives. Costs incurred to issue convertible debentures are recorded against the related financial liability. The Corporation has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

f)

Income taxes  Perpetual and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)

Option plans  Perpetual has a Share Option Plan, a  Bonus Rights Plan and a Dividend Bonus Arrangement as described in Note 10.

Share Options and Dividend Bonuses are accounted for using the intrinsic value method, whereby a share option liability and corresponding expense are recorded over the vesting period of the Share Options, based on the       difference between the trading price of the underlying securities on the balance sheet date and the exercise price of the Share Option. An additional expense is recorded as dividends accrue on Share Options outstanding. As Share Options are exercised for common shares the liability is reduced and a credit is recorded to Shareholders' Capital.

Bonus Rights granted are charged to earnings in the period they vest, based on the fair value of the Bonus Rights on the grant date, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)

Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by Perpetual's independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Tax legislation, regulations, and the interpretation thereof in the various jurisdictions in which Perpetual operates, are complex and subject to change. As such, income taxes are subject to uncertainty.

i)

Revenue recognition  Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Corporation to its customers.

j)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.  An initial assessment is made by comparing the fair value, which includes goodwill, to the book values of the reporting unit.  If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment.  In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment.  If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

k)

Gas over bitumen royalty adjustments  The majority of royalty adjustments received are recorded as a liability as Perpetual cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Therefore, these royalty adjustments will be included in earnings when such determination can be made.  For certain wells which have been sold to a third party, the Corporation continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer.  Adjustments received for these wells are recorded as revenue.

l)

Convertible debentures  The Corporation's convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Shareholders' capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.

m)

Marketable securities  The Corporation accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n)

Gas storage  The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. Perpetual does not hold title to third party storage gas and does not store proprietary gas. Gas storage assets are amortized using a 5 percent declining balance method.

o)

Change in accounting policy  CICA Handbook Section 1582 ‘‘Business Combinations'' replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, expensing of transaction costs and increased disclosure for business combinations. Entities adopting Section 1582 are also required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements'' and 1602 ‘‘Non-Controlling Interests''. These standards require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders' equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. Perpetual has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010. The changes resulting from adopting Section 1582 have been applied prospectively and the changes from adopting Sections 1601 and 1602 have been applied retrospectively. See notes 4 and 5 for application of this change in accounting policy.

p)

Comparative figures  Comparative figures in the prior year comparative financial statements have been reclassified in order to conform with current year presentation.

2.

MARKETABLE SECURITIES

At December 31, 2010, marketable securities comprised of a $0.1 million common share investment in Ember Resources Inc. ("Ember") and $5.9 million common shares of TriOil Resources Ltd. ("TriOil"), both publicly traded oil and gas companies. Shares of TriOil were obtained in a disposition of assets in April, 2010. At the time of the disposition, the shares had a market value of $7.1 million. For the year ended December 31, 2010, a loss of $1.3 million was recorded in the statement of earnings (loss) to reflect the changes in fair market value ($0.1 million for year ended December 31, 2009).

3.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,419,092	$ 2,197,322
Asset retirement costs	179,892	160,143
Corporate assets	5,561	4,854
	2,604,545	2,362,319
Accumulated depletion and depreciation	(1,649,795)	(1,440,614)
	$ 954,750	$ 921,705

Property, plant and equipment at December 31, 2010 included $111.2 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $23.8 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010, the Corporation closed a purchase of natural gas assets for an aggregate purchase price of $16.6 million, including a $1.8 million deposit paid in 2009. The acquisition was financed through existing credit facilities.

During 2010, the Corporation disposed of several non-core oil and natural gas assets for cash proceeds of $84.2 million (2009 - $26.6 million), and $7.1 million in common shares of a publicly traded oil and gas company (refer to Note 2). Gains on dispositions totaling $37.7 million (2009 - $8.5 million) were recorded in the statement of earnings (loss).

4.

EDSON ACQUISITION

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit      facilities. Under the bought deal financing, Perpetual issued 12.1 million Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57.5 million. The remainder of the $123.3 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of asset retirement obligations in the transaction. The purchase price was allocated to property, plant and equipment, with no consideration assigned to goodwill, intangible assets or future tax assets or liabilities and no working capital involved in the acquisition. The acquisition was accounted for using the new purchase method of accounting in accordance with note 1(o), and transaction costs were expensed. The Corporation has not yet finalized its determination of the fair value of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Since the acquisition date, the Corporation recorded total revenues of $14.3 million and a net loss of $2.7 million in respect of the acquired assets. Had the acquisition occurred on January 1, 2010, Perpetual estimates that total revenues from the acquired assets would have been $20.6 million and the net loss would have been approximately $1.9 million.

5.

NON-CONTROLLING INTEREST

Up to October 5, 2010, Perpetual had an 89 percent ownership interest (December 31, 2009 - 93 percent) in Severo Energy Corp. ("Severo"), a private company engaged in oil and gas exploration in Canada.  The remaining eleven percent was owned by employees of Severo and Perpetual and other private investors. Effective October 5, 2010, Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

Prior to the acquisition of the Severo non-controlling interest, Perpetual had nominated two representatives of the four person Board of Directors of Severo. Since the Corporation had retained effective control of Severo, the results, assets and liabilities of this entity had been included in these financial statements. The non-Perpetual ownership interests of Severo were shown as non-controlling interest prior to the acquisition.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2008	1,871
Non-controlling interest	(392)
Balance at December 31, 2009	1,479
Severo share issue	550
Non-controlling interest share of net loss for the nine months ended September 30, 2010	(550)
Removal of the balance sheet component as a result of the acquisition of non-controlling interest	(1,479)
Balance at December 31, 2010	-

6.

BANK DEBT

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the "Credit Facility"). The revolving nature of the facility expires on May 31, 2011 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Based on the most recent semi-annual review by the Corporation's lenders, the borrowing base was established at $300 million, consisting of a demand loan of $285 million and a working capital facility of $15 million. In addition to amounts outstanding under the Credit Facility, Perpetual has outstanding letters of credit in the amount of $6.1 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker's Acceptances ("BA"), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders' prime rate.  The effective interest rate on outstanding amounts at December 31, 2010 was 4.2 percent.

In addition, during 2010, Severo had a revolving credit facility with a Canadian Chartered bank. Severo's outstanding balance on the facility was repaid and the facility wound-up following the purchase of the remaining shares of Severo not previously owned by Perpetual on October 5, 2010.

7.

CONVERTIBLE DEBENTURES

The Corporation's 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 ("6.5% Convertible Debentures") mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

During 2009, Perpetual amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $23.80 per common share.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

•

The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

•

The conversion price was reduced to $7.50 per common share.

•

The maturity date was extended to January 31, 2015.

The amended debentures ("7.25% Convertible Debentures") are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The Corporation incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both the issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Corporation's 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 ("7.0% Convertible Debentures") mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility and all other series of convertible debentures. The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation's 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 ("6.25% Convertible Debentures") matured and were paid out in cash on June 30, 2010. In conjunction with the repayment, $0.5 million in equity related to these debentures was removed from the equity portion of convertible debentures and credited to contributed surplus.

At the option of Perpetual, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by Perpetual will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity.   The debt component is measured at amortized cost, after initial recognition at fair value.

	8% Series	6.25% Series	7.25% Series	6.5% Series	7% Series	Total
Short term balance, December 31, 2008	$ 5,848	-	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	-	$ 221,518
Accretion of non-cash equity component	-	117	745	501	-	1,363
Amortization of debenture issue fees	18	441	822	598	-	1,879
Issue fees for amended debentures	-	-	(1,036)	-	-	(1,036)
Equity component of amended debentures	-	-	(3,509)	-	-	(3,509)
Repayment of principal on maturity	(5,866)	-	-	-	-	(5,866)
Short term balance, December 31, 2009	-	55,271	-	-	-	$ 55,271
Long term balance, December 31, 2009	-	-	92,999	71,927	-	$ 164,926
Issue of debentures	-	-	-	-	60,000	60,000
Equity component of issued debentures	-	-	-	-	(5,460)	(5,460)
Accretion of non-cash equity component	-	-	885	551	505	1,941
Amortization of debenture issue fees	-	-	430	551	228	1,209
Issue fees for debentures	-	-	(203)	-	(2,724)	(2,927)
Repayment of principal on maturity	-	(55,271)	-	-	-	(55,271)
Long term balance, December 31, 2010	-	-	94,111	73,029	52,549	219,689
Market value, December 31, 2010	$ -	$ -	$ 101,971	$ 75,674	$ 60,240	$ 237,885
Principal amount of debentures outstanding, December 31, 2010	-	-	99,972	74,925	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2008	$ 7,335
Equity component of amended debentures	3,509
Balance, as at December 31, 2009	10,844
Reduction in equity component for repayment of 6.25% Convertible Debentures	(468)
Equity component of issued 7% series debentures	5,460
Balance, as at December 31, 2010	$ 15,836

8.

GAS STORAGE ARRANGEMENT

To provide funding for the development of Perpetual's natural gas storage facility, the Corporation has entered into a forward sales arrangement with a counterparty, whereby Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation. In exchange for the funds received, Perpetual had agreed to deliver 8.0 billion cubic feet of natural gas to the counterparty during the first quarter of 2014. The gas storage liability on the balance sheet represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2014, using the effective interest rate method. Upon completion of the facility construction and the receipt of the funds held in escrow, the net present value of the $10 million will be added to the gas storage liability and accreted until its maturity in 2014. For the year ended December 31, 2010, $0.6 million has been accreted and recognized in interest expense. In the current period the Corporation recorded a financial instrument asset of $3.7 million related to the change in the forward price curves for natural gas, used in the determination of the liability to be repaid, and a corresponding unrealized gain on financial instruments on the statement of earnings. Perpetual has incurred $0.4 million to storage arrangement, which are netted against the arrangement liability on the corporation's balance sheet. During the first quarter of 2011, the maturity of the obligation was extended to the first quarter of 2015. December 31, 2010 on issue fees pertaining to the gas

9.

SHAREHOLDERS' CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of common shares.

b)    Issued and Outstanding

The following is a summary of changes in Shareholders' capital:

	Number
Shares	Of Shares	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Common shares issued pursuant to Share Option Plan	136,125	1,139
Common shares issued pursuant to Bonus Rights Plan	60,121	303
Common shares issued pursuant to Dividend Reinvestment Plan	2,895,519	13,547
Common shares issued pursuant to Optional Cash Payments	138,200	620
Common shares issued pursuant to Profound acquisition	10,025,990	32,184
Share redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	1,156,245
Common shares issued pursuant to Bonus Rights Plan	169,562	1,187
Common shares issued pursuant to Share Option Plan	190,770	1,187
Common shares issued pursuant to Dividend Reinvestment Plan	9,303,845	43,319
Common shares issued pursuant to share offering	12,109,500	57,520
Common shares issued pursuant to Severo acquisition	287,086	1,479
Issue fees incurred	-	(3,457)
Balance, December 31, 2010	148,284,280	$ 1,257,480

c)

Per Share Information

Basic per share amounts are calculated using the weighted average number of common shares outstanding (2010 - 140,623,543; 2009 - 118,180,832).  Perpetual uses the treasury stock method for share options and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted per share amounts for the year ended December 31, 2010, nil common shares were added to the basic weighted average number of common shares outstanding (2009 - 1,085,320) for the dilutive effect of share options, bonus rights and convertible debentures.  In computing diluted per share amounts for the year ended December 31, 2010, 12,075,300 and 250,102 share options and bonus rights respectively, as well as 27,177,437 potentially issuable common shares through the Convertible Debentures (see note 7) were excluded as the Corporation had a net loss for the year ended December 31, 2010 (2009 - 798,462 and 288,629 incentive rights and bonus rights were added to the weighted average number of trust units for the dilutive effect).

d)

Premium Dividend Reinvestment Plan

Commencing with the September 2009 distribution, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010, the Premium DRIP Plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the "Premium DRIP Plan").

Commencing with the November dividend, payable in December 2010, there were no shares available under the Premium DRIP Plan.

The Premium DRIP Plan allowed eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional Shares on the applicable Dividend payment date.  Participants in the dividend reinvestment component of the Premium DRIP Plan had the ability to purchase Shares with dividend proceeds at a price per Share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan).  The Premium DRIP Plan also allowed eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional Shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date.  In the event that eligible Shareholders elected to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker were issued from treasury at a five percent discount to the Average Market Price.

10.

INCENTIVE PLANS

a)

Share Option Plan

On June 17, 2010 the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan ("Share Option Plan") which permits the Board of Directors to grant non-transferable rights ("Share Options") to purchase common shares to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of Perpetual's long-term performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting.  The exercise price of the Share Options ("Grant Price") shall equal the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant, unless otherwise permitted. Prior to the June 17, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant. This strike price reduction was discontinued at the time of the implementation of the Share Option Plan (see Note 10c). Prior to the introduction of the Share Option Plan, the Unit Incentive Plan was accounted for asan equity-settled plan, and compensation expense related to Incentive Rights was recorded by amortizing grant date fair values of the issued Incentive Rights. The Share Option Plan and the Dividend Bonus Arrangement (see Note 10c) are being accounted for as a liability settled plan using intrinsic valuation, and a liability of $0.8 million has been recorded on the consolidated balance sheet to reflect the value of outstanding Share Options at December 31, 2010. The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares.  For the year ended December 31, 2010 the Corporation recorded $1.9 million in share-based compensation ($7.5 million for the year ended December 31, 2009).

At December 31, 2010 Perpetual had 12.3 million Share Options and Bonus Rights issued and outstanding relative to the 14.8 million (10 percent) of total common shares outstanding reserved under the Share Option Plan and the Bonus Rights Plans (see note 10 (b)).  As at December 31, 2010, 2,457,462 Share Options granted under the Share Option Plan had vested but were unexercised (1,614,500 as of December 31, 2009).

Perpetual used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	2010	Year of grant 2009
Dividend yield (%)	0.0 - 11.9	0.0
Expected volatility (%)	46.7 - 49.9	45.4 - 51.6
Risk-free interest rate (%)	1.69 - 2.31	1.56 - 2.34
Expected life of Share Options (years)	3.0 - 3.75	3.75 - 4.5
Vesting period of Share Options (years)	3.0 - 4.0	4.0
Contractual life of Share Options (years)	4.0 - 5.0	5.0
Weighted average fair value per Share Option on the grant date	$ 0.98	$ 1.81
Share Options	Average exercise price	Share Options
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	4.72	8,861,850
Granted	4.78	4,515,450
Forfeited	4.84	(1,111,230)
Exercised	3.68	(190,770)
Balance, December 31, 2010	$ 4.55	12,075,300

The following table summarizes information about Share Options outstanding at December 31, 2010:

Range of exercise prices	Number outstanding at December 31, 2010	Weighted average contractual life (years)	Weighted average exercise price/Share Option	Number exercisable at December 31, 2010	Weighted average vested exercise price/Share Option
$2.45 to $4.49	5,944,050	3.1	$ 3.64	1,932,087	$ 3.62
$4.50 to $6.99	5,374,250	3.6	4.95	306,875	5.33
$7.00 to $8.99	208,500	1.9	7.55	135,875	7.44
$9.00 to $11.00	548,500	1.4	9.25	82,625	9.90
Total	12,075,300	3.2	$ 4.55	2,457,462	$ 4.25

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2008	$ 12,873
Share-based compensation expense	7,481
Transfer to Shareholders' capital on exercise of Share Options	(581)
Transfer to Shareholders' capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	$ 19,470
Share-based compensation expense	1,870
Transfer from equity portion of convertible debentures (note 7)	468
Stock Option Plan liability	(803)
Transfer to Shareholders' capital on exercise of Share Options	(659)
Transfer to Shareholders' capital on exercise of Bonus Rights	(1,215)
Balance, as at December 31, 2010	$ 19,131

b)

Bonus Rights Plan

Perpetual has a bonus rights plan ("Bonus Rights Plan") for certain officers, employees and direct and indirect service providers of the Administrator ("Service Providers").  Rights to purchase common shares ("Bonus Rights") granted under the Bonus Rights Plan may be exercised during a period (the "Exercise Period") not exceeding five years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested common shares plus an additional number of common shares equal to the value of dividends on Perpetual's shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the year ended December 31, 2010 $0.9 million in compensation expense was recorded in respect of the Bonus Rights granted (year end December 31, 2009 - $0.9 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan:

Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued Dividends	37,425
Balance, December 31, 2009	288,629
Exercised	(169,564)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	32,082
Balance, December 31, 2010	250,102

c)

Dividend Bonus Arrangement

On July 17, 2010 the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. Upon exercise or surrender of vested options, the amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 distribution. Plan participants are entitled to 25 percent of such aggregate dividend for vested options which expire out of the money.

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation is estimated based on Perpetual's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  Perpetual has estimated the net present value of its total asset retirement obligations to be $199.2 million as at December 31, 2010 based on an undiscounted inflation-adjusted total future liability of $349.6 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2025.  Perpetual used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Corporation's asset retirement obligations:

	December 31, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	9,158	1,808
Obligations incurred	2,723	7,817
Obligations disposed	(25,558)	(8,016)
Revisions to estimates	8,766	3,233
Expenditures for obligations during the period	(4,880)	(3,715)
Accretion expense	14,394	13,738
	$ 199,191	$ 194,588

12.

FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation's exposure to each of the above risks, the Corporation's objectives, policies and processes for measuring and managing risk, and the Corporation's management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation's risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Corporation's risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation's activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Corporation's policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Corporation manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Corporation's allowance for doubtful accounts as at December 31, 2010 is $0.1 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $2.3 million as at December 31, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Corporation has $0.8 million payable to counterparties from which the Corporation holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation's reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a revolving credit facility, as outlined in note 6. The lender reviews the Corporation's borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2010:

Contractual repayments of financial liabilities	Total	2011	2012	2013-2015	Thereafter
Accounts payable and accrued liabilities	$ 73,979	$ 73,979	$ -	$ -	$ -
Dividends payable	4,449	4,449	-	-	-
Long term bank debt - principal	182,612	-	182,612	-	-
Convertible debentures - principal (1)	234,897	-	74,925	159,972
Total	$ 495,937	$ 78,428	$ 257,537	$ 159,972	$ -

(1)

Assuming repayment of principal is not settled in common shares, at the option of Perpetual.

Interest payments on financial liabilities	Total	2011	2012	2013-2015	Thereafter
Interest payment on bank debt (1)	$ 14,045	$ 10,052	$ 3,993	$ -	$ -
Interest on convertible debentures (2)	57,901	16,318	13,883	27,700	-
Total	$ 71,946	$ 26,370	$ 17,876	$ 27,700	$ -

(1)   Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2010 effective interest rate of 4.2% and assuming a constant debt level equivalent to the balance at December 31, 2010.

(2)   Assuming payment of interest is not settled in common shares, at the option of Perpetual.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Corporation's Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation's oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation's exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation's cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation's policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation's risk management policy.

As at December 31, 2010, the Corporation has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for year ended December 31, 2010 were $155.0 million ($166.3 million for year ended December 31, 2009). Of the total realized gains on financial instruments, included in earnings for year ended December 31, 2010, $134.2 million were recorded as a result of settlement of contracts prior to maturity ($101.4 million for year ended December 31, 2009).

Natural gas commodity contracts

At December 31, 2010 the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	bought	(127,500)	$ 3.656	January 2011
Financial	sold	127,500	$ 3.786	January 2011
Physical	bought	(43,000)	$ 3.679	January 2011
Physical	sold	10,000	$ 7.745	January 2011 - March 2011

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation's counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option, the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010, respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Corporation's cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	32,500	$ 8.000	January 2011 - March 2011
Financial	sold	30,000	$ 6.000	April 2011 - October 2011

At December 31, 2010 the Corporation had not entered into any financial and forward physical gas sales arrangements at NYMEX.

At December 31, 2010 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	Perpetual sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(30,000)	$ (0.571)	April 2011 - October 2011
Financial	sold	30,000	$ (0.564)	April 2011 - October 2011

The following table reconciles the Corporation's financial instrument assets and liabilities as at December 31, 2010:

Power contracts

At December 31, 2010 the Corporation had entered into forward financial contracts to mitigate the risk associated with fluctuations in power prices. An unrealized gain of $0.2MM has been recorded in the statement of earnings pertaining to the following outstanding contracts:

Type of Contract	Perpetual sold/bought	Volume (MWh)	Price ($CAD/MWh)	Term
Financial	bought	4,731.84	$50.81	January 2011
Financial	bought	3,857.28	$50.81	February 2011
Financial	bought	3,700.14	$50.81	March 2011
Financial	bought	3,772.08	$49.60	December 2011
Financial	bought	2,745.36	$49.60	January 2012
Financial	bought	2,157.60	$49.60	February 2012
Financial	bought	2,209.68	$49.60	March 2012

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized gain on gas storage arrangement	-	3,729	3,729
Loss on forward natural gas contracts	(41,881)	(21,334)	(63,215)
Balance at December 31, 2010	$ 4,271	$ 3,562	$ 7,833

Commodity price sensitivity analysis

As at December 31, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $0.1 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Corporation's financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at December 31, 2010.

Interest rate risk

The Corporation utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Corporation's future Dividends and capital investments.

Perpetual's convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly dividends, are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2010.

Interest rate sensitivity analysis

For the year ended December 31, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Corporation's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Corporation considers its capital structure to include shareholders' capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged following the conversion to a corporation in June 2010.

The Corporation monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the year ended December 31, 2010:

Net debt ($ thousands)	December 31, 2010
Bank debt	$ 182,612
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (surplus) (2)	31,934
Net debt	449,443
Cash flow provided by operating activities	240,126
Exploration costs (3)	4,030
Expenditures on asset retirement obligations	4,880
Gas over bitumen royalty adjustments not yet received	3,357
Changes in non-cash operating working capital	(15,228)
Annual Funds flow(1)	237,165
Net debt to annualized funds flow ratio (times) (1)	1.9

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital ("funds flow"), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation's hedging activities.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy Corporations that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by Perpetual to be more closely related to investing activities than operating activities.

As at December 31, 2010, the Corporation's ratio of net debt to annualized funds flow was 1.9 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation's shareholders' capital, convertible debentures and working capital are not subject to external restrictions. The Corporation's credit facility is subject to lender's covenants with which Perpetual was in compliance at December 31, 2010.

The capital structure at December 31, 2010 was as follows:

Net debt	$ 450,443
Total equity (net of deficit)	253,143
Total capital at December 31, 2010	$ 703,586

Fair value of financial instruments

The Corporation's financial instruments as at December 31, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, dividends payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Gas storage arrangement	Financial liabilities	Fair value
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage arrangement is captured through the recording of a financial instrument asset or liability based on changes in the forward price curve for natural gas from the price noted at the original date of the arrangement.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts and the gas storage arrangement are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

13.

COMMITMENTS

a)

Operating leases

As of December 31, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2011	$ 2,391
2012	2,376
2013	2,010
2014	1,977
2015	1,977
After 2016	4,485
Total commitment	$ 15,216

b)

Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2011	$ 6,711
2012	4,071
2013	2,172
2014	1,086
2015	407
After 2016	108
Total commitment	$ 14,555

14.

FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation's earnings (loss) before income taxes. This difference results from the following items:

	2010	2009
Earnings (loss) before income taxes, including non-controlling interest	$ (26,424)	$ 15,439
Less non-taxable earnings of the Trust	(40,549)	(19,520)
Income (loss) for tax purposes	(66,973)	(4,081)
Combined federal and provincial tax rate (%)	28.00	29.00
Computed income tax expense (reduction)	(18,752)	(1,182)
Increase (decrease) in income taxes resulting from:
Other	1,084	3
Valuation allowance	2,975	2,467
Change in tax rate	16,815	(917)
	$ 2,122	$ 371

The components of the Corporation's and its subsidiaries' future income tax liabilities at December 31 are as follows:

	2010	2009
Oil and natural gas properties	$ 44,083	$ 40,230
Asset retirement obligations	(49,798)	(48,730)
Non-capital losses	(14,821)	(31,122)
Valuation allowance	65,033	64,253
Capital losses	(27,339)	(29,128)
Other	(15,036)	4,497
	$ 2,122	$ -

The petroleum and natural gas properties and facilities owned by the Corporation and its subsidiaries have an approximate tax basis of $843 million ($778 million in 2009) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $54 million ($134 million in 2008) that expire in the years 2010 through 2029.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the "AEUB") as a result of bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation's monthly natural gas royalty invoices. In periods of exceptionally low gas prices the Corporation's net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of December 31, 2010 Perpetual has accumulated $8.5 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Corporation's balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded year to date December 31, 2010	10,454
Less: revenue adjustments on dispositions year to date December 31, 2010	(13,767)
Less: royalty adjustments not yet received year to date December 31, 2010	(3,357)
Net liability, December 31, 2010	$ 70,497

In 2006 and 2010, Perpetual disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyers.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual's    responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. In 2010, the Corporation recognized in net earnings $13.8 million related to previous gas over bitumen royalty deferred revenue.

16.   SUBSEQUENT EVENT

The Corporation intends to issue $150 million of 7-year Senior Unsecured Notes (the "Notes"). The Notes will be direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Notes are being offered in each Province of Canada and in the United States on a private placement basis through a syndicate of investment dealers. Closing is expected to occur on or about March 15, 2011 following a limited marketing process and determination of pricing.